UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

To Shareholders

Notice of Extraordinary General Meeting of Shareholders

We hereby notify you that the Extraordinary General Meeting of Shareholders will be held pursuant to Article 20 of the Company’s Articles of Incorporation as follows.

1.	Date: January 28, 2022 at 9:00 am (KST)

2.	Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3.	List of Agenda Items

A.	Report Agenda

•	Audit Reporting

B.	Deliberation Agenda

•	Approval of Vertical spin-off plan

Documents relating to the Extraordinary General Meeting of Shareholders

1.	Approval of Vertical spin-off plan

See Exhibit 99.1 attached hereto.

2.	Statement of Financial Position and Statement of Comprehensive Income of POSCO (the “Company”)

See Exhibit 99.2 attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 6, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung–Jin
Title: Executive Vice President